Exhibit 12.2

to Registration Statement

CENTURYLINK, INC.

CALCULATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Year Ended December 31,
2011
(Dollars in millions)
Income before income tax expense	$1,021
Less: Income from equity investee	(13)
Add: estimated fixed charges	1,501
Add: estimated amortization of capitalized interest	14
Add: distributed income of equity investee	14
Less: interest capitalized	(30)

Total earnings available for fixed charges	$2,507

Estimate of interest factor on rentals	165
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,306
Interest capitalized	30

Total fixed charges	$1,501

Ratio of earnings to fixed charges	1.7